American Land Lease, Inc.

29399 U.S. Hwy 19 North, Suite 320

Clearwater, Florida 33671

(727) 726-8868

September 23, 2008

VIA EDGAR AND FACSIMILE

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Re:	American Land Lease, Inc.

Form 10-K for the year ended December 31, 2007

File No. 001-09630

Dear Ms. Gowetski:

We have reviewed the comment in your letter dated September 10, 2008 regarding our Form 10-K for the year ended December 31, 2007. Thank you for your comment. Our response is set forth below. For your convenience, we have included the text of your comment in bold prior to our response.

Proxy Statement filed March 31, 2008

Elements of Executive Compensation, page 17

1.	We note your disclosure that bonus amounts are based on specific financial and operational goals and individual annual performance objectives. In future filings, please disclose the actual performance goals and objectives, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to
Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

In future filings, to the extent material and applicable, we will disclose actual performance goals and objectives and the actual performance results and discuss how such performance goals and objectives and actual results impacted the bonus amounts paid to each named executive officer.

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 23, 2008

For example, our disclosure for 2007 named executive officer compensation would have included the following discussion beginning on page 17 of our Proxy Statement after the first paragraph under “Elements of Executive Compensation – Annual Bonus”:

“We do not set specific Company or individual numerical targets or threshold results in these areas at the beginning of a compensation year. Rather, after the compensation year is completed and during the first calendar quarter of the following year, evaluations are made of the Company’s and each named executive officer’s performance and contributions in these areas as part of the process of determining applicable bonus amounts for the prior year. These evaluations and determinations are made by the Compensation Committee, with respect to the Chief Executive Officer, and the Chief Executive Officer, with respect to each other named executive officer (subject to the Compensation Committee’s review and its responsibility for recommending equity awards).

In determining annual bonus amounts for 2007, the Chief Executive Officer and Compensation Committee considered the following, among other things:

•

Growth in Property Operating Results. In a challenging real estate environment, same store results for 2007 provided a year-over-year increase in same store net operating income of 8.2%, and same site results for 2007 provided a year-over-year increase in same site net operating income of 4.2%. Same store and same site results are non-GAAP operating measures we use to compare the operating performance of properties and sites, respectively, from one period to another. Net operating income is a property’s or site’s gross rental income plus any other income, such as late fees or parking income, less vacancies and rental expenses. See the tabular presentation and related footnotes on page 33 – 34 of our Form 10-K for the fiscal year ended December 31, 2007 for a summary of how we calculate same store results, same site results and net operating income, and for a reconciliation to the most comparable GAAP measures. Such tabular presentation and related footnotes are incorporated herein by reference;

•

Completion of Development Projects. The Company made substantial progress toward completion of our Sebastian Beach and Tennis Village community, continued the redevelopment of our Gulfstream III community, completed the lateral development of The Villages community and provided financing of a home builder to assist with the further development of The Villages community;

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 23, 2008

•

Home Sales Profitability. New home sales volume was $27,264,000, with 209 sales during a very difficult market for home sales. Management continued to successfully develop and pursue new marketing campaigns for our communities. This performance was balanced with the fact that new home sales volume decreased approximately 42.3% from the prior year;

•

Financings and Capital Raised. During 2007, we raised capital through the sale of one property, refinanced our corporate line of credit, made modifications to our floor plan facility, refinanced property-level indebtedness, engaged in a publicly-announced stock repurchase plan and were on budget for general and administrative expenses, including significant cuts in response to a challenging economic environment; and

•	TSR. We experienced negative TSR during 2007 in a challenging real estate environment, but less so than other small cap equity REITs, manufactured home REITs and the NAREIT Equity Index.

Pursuant to the process described above, the Company’s and each named executive officer’s performance and contributions in these areas were considered and balanced with the philosophy and other objectives discussed in this Compensation Discussion and Analysis. The Compensation Committee, with respect to our Chief Executive Officer, and the Chief Executive Officer, with respect to each other named executive officer, determined that the results in these areas evidenced strong performance in a challenging economic environment, and concluded that the bonus amounts and allocation of those amounts among cash, stock and stock-based awards, each as detailed below, recognized that performance and furthered other goals of our compensation programs.

Additionally, in an effort to further our goals of retaining highly qualified executive officers and incentivizing their long-term commitment to the Company, the 2007 annual bonuses to Robert G. Blatz, our President and Chief Operating Officer, and Shannon E. Smith, our Chief Financial Officer, each included a component comprised of restricted stock “retention” awards that vest over a period of six years with no vesting occurring until the fourth anniversary of the award. If the named executive officer’s employment with the Company is terminated for any reason (other than death, disability or in connection with a change of control) prior to the fourth anniversary of the award, all of these shares will be forfeited. If the named executive officer remains continuously employed by the Company on the fourth, fifth or sixth anniversary of the award, 15%, 35% and 50%, respectively, will vest and no longer be subject to forfeit upon a termination. These retention awards were comprised of 30,000

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 23, 2008

restricted shares to Mr. Blatz and 25,000 restricted shares to Mr. Smith. The compensation expense that will be recognized by the Company over the six year term of these awards – assuming no forfeiture – is discussed below.”

**** *

In connection with our above response, American Land Lease, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing referenced in this letter and the Staff’s letter dated September 10, 2008; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filing; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (727) 726-8868 or via facsimile at (727) 791-7920.

Respectfully,

/S/ Shannon E. Smith
Chief Financial Officer

Copy to:	Byron N. Cooper
Division of Corporation Finance
U.S. Securities and Exchange Commission